Filed by Qwest Communications International Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

On April 21, 2005, Qwest Communications International Inc. (“Qwest” or the “Company” or “we” or “us” or “our”) issued the attached press release.

Additional Information

This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest’s proposed acquisition of MCI.  If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Qwest’s directors and executive officers is available in Qwest’s proxy statement for its 2005 annual meeting of stockholders, dated April 6, 2005.  Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney’s office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors consolidating with other providers or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

The information contained in this filing is a statement of Qwest’s present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest’s assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest’s assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts’ estimates and other information prepared by third parties for which Qwest assumes no responsibility.

Qwest undertakes no obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

QWEST SUBMITS REVISED BID FOR MCI

DENVER, April 21, 2005 — Qwest Communications International Inc., (NYSE: Q) announced today that it has revised its offer to acquire MCI, Inc. The revised offer of $30.00 for each MCI share is composed of $16.00 in cash and $14.00 in equity.  The new offer is outlined in a letter from Qwest Chairman and CEO Richard C. Notebaert to the MCI board of directors; the text of the letter is below.

To avoid the issue MCI currently has with the two-tier offer from Verizon, Qwest confirmed that the revised proposal will be extended to Verizon with respect to the MCI shares the company has contracted to purchase from Mr. Carlos Slim.

The company also announced that it has secured equity commitments totaling $800 million from some of MCI’s major shareholders.  Qwest understands that the MCI shareholders that have agreed to participate in the equity commitments hold in excess of 13 percent of MCI’s outstanding shares.

April 21, 2005

By Telecopy and Next Day Delivery

The Board of Directors

MCI, Inc.

Attention:  Nicholas deB. Katzenbach

Chairman, Board of Directors

22001 Loudoun County Parkway

Ashburn, VA 20147

Dear Mr. Katzenbach:

Over the past two weeks, your representatives and ours have been engaged in discussions regarding various terms of a proposal to acquire MCI.  As you know from these discussions and previous correspondence, we continue to believe that a Qwest/MCI transaction will deliver superior value to shareholders as well as significant benefits to customers, employees and other stakeholders.  Accordingly, we hereby provide MCI with our best and final offer for a merger of MCI and Qwest.  This revised offer provides an additional $2.50 per MCI share in value, an additional $1 billion in committed financing for the combined company and responds to your request for an adjustment to the material adverse change provision of the merger agreement.

We are confident that this offer constitutes a Superior Proposal within the meaning of your amended merger agreement with Verizon.

This revised proposal contains three significant enhancements to our proposal described to you in my letter of April 5.  These enhancements consist of:

•                  An increase in the total value of our bid to $30.00 per MCI share.  This 9% increase in our offer reflects an increase of $2.50 in the cash portion of our bid to $16.00, $16.40 per MCI share including the $0.40 per share dividend paid on March 15 per share and no change in the stock portion of our bid of $14.00 per MCI share.  As a source of this cash increase, Qwest has obtained equity commitments totaling $800 million from some of MCI’s larger shareholders.

•                  Additional financing commitments of $1 billion, resulting in a total committed financing of $7.25 billion, will be delivered to your advisors today.  This increase is responsive to the MCI Board’s requests for additional liquidity to ensure that the combined company has the financial resources to compete aggressively in the market place and maintain a “best in class” world-wide network.

•                  Adjustments in the definition of an MCI material adverse change in the proposed merger agreement to address the MCI Board’s expressed concern about possible decreases in MCI’s EBITDA before a closing and the prospect that Qwest could invoke the material adverse change provision to avoid closing the merger.  Specifically, we are proposing to exclude from the definition of an MCI material adverse effect in the proposed merger agreement a decline in MCI EBITDA of up to $25 million in 2005 and a pro-rated portion of $25 million in 2006.  Please note that this is in addition to the exclusion from the definitions of an MCI material adverse effect of “any effect relating to or resulting from…the announcement or consummation of this Agreement.”

These enhancements to our proposal described above are the key improvements to the proposal we communicated to MCI Board on April 5 and which you and your advisors have reviewed extensively.

MCI has also expressed a concern that we have rejected MCI’s proposed stock grants for employee retention.  We are hereby reconfirming our commitment, reflected in Section 6.6(f) of the proposed merger agreement we provided to your advisors on April 5th, that we will cooperate with MCI management to adopt targeted employee retention programs acceptable to both parties.  We understand the importance of maintaining key employees and we intend to work with the MCI Board and management to devote the necessary resources to accomplish this vital goal.

Exhibit A summarizes our proposal.  As we did previously, our merger agreement of today’s date has been furnished to your counsel along with assurances as to the future availability of our offer.  We continue to be willing to accommodate your request that we provide assurances that upon MCI’s determination that our offer is a Superior Proposal and a change in its recommendation to MCI shareholders to support a Qwest-MCI merger, our offer would remain available for MCI to accept as soon as MCI regains the ability to do so upon the termination of the Verizon agreement, unless MCI acts inconsistently with such a determination.  In addition and as highlighted above, revised financing commitments are being provided to your advisors today which increases the committed financing from $6.25 billion to $7.25 billion.

Our offer is $6.90 per share, or approximately 30% higher than Verizon’s offer, resulting in an aggregate of over $2.2 billion of additional shareholder value.  The $16.00 per share cash portion of our offer is now 92% higher than the cash portion of Verizon’s offer and represents approximately $2.5 billion more cash for the MCI shareholders.  Further, to avoid the issue MCI currently has with the two-tier offer from Verizon, we hereby confirm that our revised proposal would be extended to Verizon with respect to the MCI shares they have contracted to purchase from Mr. Carlos Slim.

We continue to believe the total value of our revised bid, including projected synergies, is approximately $46 per MCI share as compared to the total value of the Verizon bid, including projected synergies, of approximately $24.  Although no guarantee can be made with respect to the projected synergies, please recall that the MCI shareholder’s would receive approximately 35% of the value of all synergies in the case of a merger with Qwest as opposed to receiving approximately 4% of the synergies in the case of a merger with Verizon.  Given this significant disparity, as well as the additional shareholder value delivered as stock and cash merger consideration, we trust that the MCI Board, acting in the best interests of its shareholders, will conclude that our offer constitutes a Superior Proposal.

We are confident that this revised proposal fulfills the MCI Board’s description on April 5 of an offer it was prepared to find a Superior Proposal.  Accordingly, we request that you take the steps necessary under your agreement with Verizon to declare our offer a Superior Proposal.  If MCI does not inform us by 5 p.m. (eastern daylight time) on April 23, 2005, that Qwest’s proposal constitutes a Superior Proposal and give notice of such determination to Verizon, our offer will be withdrawn.

Sincerely,

Richard C. Notebaert

Chairman and Chief Executive Officer

cc:	Mr. Richard C. Breeden (by telecopy)
Mr. Larry Graftstein (by telecopy)
Lazard Freres & Co.
Phillip Mills, Esq. (by telecopy)
Davis, Polk & Wardwell

Exhibit A

Economic Terms

Consideration:	Qwest common stock and cash to MCI stockholders

Value:	Offer Value: $30.40 per share consideration to MCI stockholders (this includes MCI’s March 15 dividend payment of $.40 per share). This Offer consists of:

(i) $16.00 (excludes MCI’s March 15 dividend payment of $.40 per share) in cash; and

(ii)

$14 of Qwest common stock (“Stock Consideration”) based on an exchange ratio of 3.373 Qwest shares per MCI share, subject to the Value Protection Mechanism described in “Value Protection Mechanism Regarding Qwest Stock Component” below.

Please refer to “Example of Overall Potential Value to MCI Stockholders.”

In addition, prior to the mailing of proxy statement/prospectus to MCI shareholders, Qwest may substitute up to $1.2 billion in cash for up to $1.2 billion of the aggregate Stock

Consideration.

Pro forma ownership split of approximately 35% MCI/65% Qwest, subject to the cash substitution provision and the Value Protection Mechanism.

Value Protection Mechanism Regarding Qwest Stock Component:

In the event that the weighted average trading price for Qwest common stock during a period of 20 trading days prior to the third trading day preceding the closing of the transaction (the “Qwest Share Price”) does not equal $4.15 per share, then the exchange ratio shall be adjusted as follows:

• If the Qwest Share Price is between and inclusive of $3.32 and $4.14, then the exchange ratio shall be adjusted upward to deliver value of $14 in Stock Consideration to MCI stockholders.

However, Qwest may at its option deliver all or a portion of this value protection in cash in lieu of common stock.

•

If the Qwest Share Price is below $3.32, then the exchange ratio shall be 4.217. However, Qwest may at its option deliver all or a portion of this value protection in cash in lieu of Qwest common stock, provided that the exchange ratio will under no circumstances be less than 3.373.

	•	If the Qwest Share Price is above $4.15, then the exchange ratio shall be 3.373.

As a result of this Value Protection Mechanism, the value of the Stock Consideration is protected against a decline of up to 20% in the stock price of Qwest. In addition, MCI shareholders will participate in 100% appreciation of the Qwest share price above $4.15.

Cash Consideration:

Approximately $5.60 (excluding the dividend of $.40 per share paid on March 15) of the $16.00 cash consideration will be paid as a special dividend to be declared and paid as soon as practicable following MCI stockholder approval of the transaction. The $5.60 special dividend will be reduced by the amount of any dividends declared by MCI during the period from March 16, 2005 to the consummation of the merger (subject to any limitations imposed by MCI debt covenants). The remaining $10.40 of cash consideration will be paid at closing.

Specified Included Liabilities:

The cash and stock consideration outlined herein will be subject to adjustment with respect to the specified included liabilities on substantially the same terms as provided in the Amended Verizon agreement (i.e., the adjustment threshold is $1.775 billion).

Example of Overall Potential Value to MCI Stockholders:	For clarity, given the above and assuming a December 31, 2005 closing, each MCI stockholder would receive between signing and closing:

	•	$5.60 in cash in quarterly and special dividends;

	•	$10.40 in cash at closing;

	•	3.373 Qwest shares in Stock Consideration at closing subject to the cash substitution provision and the Value Protection Mechanism; and

•

Assuming MCI stockholders own 35% or more of the combined company, they would also likely realize approximately $16.00 per share of value from synergies-yielding a total value to MCI stockholders in a merger with Qwest in excess of $45 per share.

About Qwest

Qwest Communications International Inc. (NYSE: Q) is a leading provider of voice, video and data services. With more than 40,000 employees, Qwest is committed to the “Spirit of Service” and providing world-class services that exceed customers’ expectations for quality, value and reliability. For more information, please visit the Qwest Web site at www.qwest.com.

# # #

This press release does not constitute an offer to sell securities. The securities will not be or have not been registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward Looking Statement Note

This release may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney’s office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors consolidating with other providers or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, Inc.; and whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

The information contained in this release is a statement of Qwest’s present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest’s assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest’s assumptions or otherwise. The cautionary statements contained or referred to in this release should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This release may include analysts’ estimates and other information prepared by third parties for which Qwest assumes no responsibility.

Qwest undertakes no obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

By including any information in this release, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.

The Qwest logo is a registered trademark of Qwest Communications International Inc. in the U.S. and certain other countries.

Contacts:	Media Contact:	Investor Contact:
	Tyler Gronbach	Stephanie Comfort
	303-992-2155	800-567-7296
	Tyler.gronbach@qwest.com	IR@qwest.com